UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


BEAR STATE FINANCIAL, INC.
(Name of Issuer)


Common Stock, par value $0.01 per share
(Title of Class of Securities)


073844102
(CUSIP Number)

John H. Hendrix
2610 County Road 856
McKinney, TX 75071
(972) 562-6178
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:
Randell J. Wright
P.O. Box 529
DeQueen, AR 71832

June 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report* the acquisition that is the subject of this Schedule 13D, and is filing this* schedule because of sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the * following box.?

Note: Schedules filed in paper format shall include a signed original and five * copies of the schedule, including all exhibits. See Rule.13d-7 for other* parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons* initial filing on this form with respect to the subject class of securities,* and for any subsequent amendment containing information which would alter* disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be* deemed to be filed for the purpose of Section 18 of the Securities Exchange* Act of 1934 (Act) or otherwise subject to the liabilities of that section* of the Act but shall be subject to all other provisions of the Act * (however, see the Notes).



1.	Names of Reporting Persons.
 John H. Hendrix

2.  Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.  SEC Use Only
4.  Source of Funds
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items * 2(d) or 2(e)?*

6.  Citizenship or Place of Organization
United States of America


   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:

 	7.  Sole Voting Power
	0

	8.  Shared Voting Power
	2,624,624(1)

	9.  Sole Dispositive Power
	0

	10.  Shared Dispositive Power
	2,624,624(1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,624,624
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.  Percent of Class Represented by Amount in Row (11)
7.87% (2) of common stock
14.  Type of Reporting Person
IN

(1)	Includes (i) 1,843,560 shares of common stock of Bear State *
Financial, Inc. (the Company) owned by the John H. Hendrix Revocable * Trust and (ii) 781,064 shares of common stock of the Company owned by the *John H. Hendrix Corporation.
(2)	Based upon 33,365,845 shares of common stock of the Company issued*
 and outstanding as of 10-Q filed on March 31, 2015 by the Company.




Explanatory Note:  This amendment No. 1 amends, as described below, the*
 Schedule 13D filed with the Securities and Exchange Commission (the SEC) on* June 23, 2014 for Mr. John H. Hendrix. All terms not defined herein shall* have the same meanings set forth in the Original Schedule 13D.

















ITEM 1. SECURITY AND ISSUER

This Schedule 13D (this Statement) relates to the common stock, $0.01 par*
 value per share (the Common Stock), of Bear State Financial, Inc., and * Arkansas corporation (the Company). The Companys principal executive*
 offices are located at 900 S. Shackleford, Suite 401, Little Rock, AR 72211.

ITEM 2. IDENTITY AND BACKGROUND


(a) This Statement is being filed by John H. Hendrix.

(b) The business address of Mr. Hendrix is 110 N. Marienfeld Street, * Suite 400, Midland, TX 79701.

(c) Mr. Hendrix principal occupation is serving as the sole shareholder* and President of John H. Hendrix Corp., a Texas corporation (the Corporation),* an independent oil and gas producer operating in five states. The business * address of the Corporation is 110 N. Marienfeld Street, Suite 400, Midland, TX* 79701.

(d) During the last five years, Mr. Hendrix has not been convicted in a* criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Hendrix has not been a party to a civil* proceeding of a judicial or administrative body of competent jurisdiction* and as a result of such proceeding was or is subject to a judgment, decree* or final order enjoining future violations of, or prohibiting or mandating* activities subject to, federal or state securities laws or finding any *
violation with respect to such laws.

(f) Mr. Hendrix is a citizen of the United States of America.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                (a) As of the date of this Statement, Mr. Hendrix*
 beneficially owned 2,624,624 shares of Common Stock, which   *
 represents 7.87% of the outstanding Common Stock, *
including:    1,843,560 shares owned by the John H. Hendrix Revocable*
Trust (the Trust), of which Mr. Hendrix is co-trustee. By virtue of* his position as co-trustee of the Trust, Mr. Hendrix has voting and* dispositive power with respect to the Common Stock directly held by *
the Trust and therefore is deemed to be the beneficial owner of all*
 of the shares of Common Stock beneficially owned by the Trust. * Additionally, there are781,064 shares owned by the John H. Hendrix * Corporation (the Corporation). By virtue of his position as the sole*
 shareholder and President of the Corporation, Mr. Hendrix has voting and * dispositive power with respect to the Common Stock directly held by the * Corporation and therefore is deemed to be the beneficial owner of all of * the shares of Common Stock beneficially owned by the Corporation.

(b) Mr. Hendrix has shared voting and dispositive power over all shares of * Common Stock held by the Corporation. The President of the Corporation,*
 by the powers delegated to him by the board of directors and the governing* documents of the Corporation, has the exclusive right to do all things on *
behalf of the Corporation necessary to manage, conduct, control and operate*
 its business, including the right to vote or to dispose of all securities, * including the shares of Common Stock, held by the Corporation. Mr. Hendrix,*
 as the Corporations President, has the power to vote and to dispose of* the Corporations Common Stock. As such, Mr. Hendrix and the Corporation*
are deemed to have shared voting and dispositive power with the respect to* the Corporations shares of Common Stock. Mr. Hendrix and his spouse are* Co-Trustees of the Trust, and each have the power to vote and dispose of* all securities, including the shares of Common Stock held by the Trust.*
  As such, Mr. Hendrix and his spouse are deemed to have shared voting* and dispositive power with respect to the Trusts shares of Common Stock.

(c) The following table discloses the transactions in shares of Common* Stock by Mr. Hendrix in the last 60 days:


Date		Activity			Quantity	Price
6/3/15		Open Market Sale	7,690		$8.95
6/2/15		Open Market Sale	104		$8.279
6/1/15		Open Market Sale	42,626		$9.041
5/29/15		Open Market Sale	10,388		$9.463
5/28/15		Open Market Sale	79,108		$9.543
5/27/15		Open Market Sale	33,516		$9.765
5/26/15		Open Market Sale	8,857		$9.838
5/22/15		Open Market Sale	12,319		$9.873
5/21/15		Open Market Sale	6,530		$9.938
5/20/15		Open Market Sale	3,115		$9.926
5/19/15		Open Market Sale	18,155		$9.938
5/18/15		Open Market Sale	21,249		$9.938
5/15/15		Open Market Sale	3,807		$9.93
5/14/15		Open Market Sale	3,827		$9.931
5/13/15		Open Market Sale	727		$9.847
5/12/15		Open Market Sale	6,872		$9.939
5/11/15		Open Market Sale	2,487		$9.92
5/8/15		Open Market Sale	715		$9.845
5/7/15		Open Market Sale	144		$9.429
5/6/15		Open Market Sale	572		$9.819
5/5/15		Open Market Sale	603		$9.826
5/4/15		Open Market Sale	1,416		$9.901
4/24/15		Open Market Sale	100		$9.25
4/23/15		Open Market Sale	240		$9.688
4/22/15		Open Market Sale	398		$9.812
4/21/15		Open Market Sale	100		$9.25
4/16/15		Open Market Sale	1,203		$9.938
4/15/15		Open Market Sale	17,606		$9.988
4/14/15		Open Market Sale	10,374		$9.993
4/13/15		Open Market Sale	18,884		$9.988
4/10/15		Open Market Sale	17,058		$9.988
4/9/15		Open Market Sale	12,178		$9.988
4/7/15		Open Market Sale	7,549		$9.988
4/2/15		Open Market Sale	1,328		$9.944



(d) No person other than Mr. Hendrix is known to have the right to* receive, or the power to direct the receipt of dividends from, or* proceeds from the sale of, the shares of Common Stock owned by* Mr. Hendrix in the Trust or by the Corporation. However,*
 Mr. Hendrixs spouse, as co-Trustee of the trust, is deemed to* have the power to direct the receipt of dividends from, or* proceeds from the sale of, the shares of Common Stock owned* by the Trust.

(e) N/A.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and* belief, I certify that the information set forth in this statement* is true, complete and correct.

June 18, 2015
Date


/s/ John H. Hendrix
Signature


John H. Hendrix
Name/Title